UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69204

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 AND ENDING 09/30/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clarion Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deirdre Patten	281-419-6030	dpatten@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street, Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Evans Anderson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarion Partners Securities, LLC _____, as of 9/30 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

CEO

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clarion Partners Securities, LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934
September 30, 2025

Clarion Partners Securities, LLC
Table of Contents
September 30, 2025



Report of Independent Registered Public Accounting Firm

To the Member of Clarion Partners Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Clarion Partners Securities, LLC (the "Company") as of September 30, 2025 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 24, 2025

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, California 94105
T: (415) 498 5000, www.pwc.com/us

Clarion Partners Securities, LLC
Statement of Financial Condition
September 30, 2025

Assets:

Cash and cash equivalents	$	1,521,009
Prepaid expenses		22,009
Other assets		8,545
Total assets	$	1,551,563

Liabilities and Member's Equity:

Liabilities:

Accounts payable and accrued expenses		237,964
Accounts payable - parent		382,160
Total liabilities		620,124
Member's equity:		931,439
Total liabilities and member's equity	$	1,551,563

The accompanying notes are an integral part of this financial statement.

Clarion Partners Securities, LLC
Notes to the Financial Statement
September 30, 2025

1. **Organization**

   Clarion Partners Securities, LLC (the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Clarion Partners, LLC ("CP LLC"). The Company acts as agent in the private placement of real estate investment funds. CP LLC is a registered investment adviser with the Securities and Exchange Commission and provides real estate investment consulting, advisory, and management services, primarily to institutional investors including pension funds.

   The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of the significant accounting policies followed by the Company.

   Cash and Cash Equivalents
   Cash and cash equivalents consist of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Deposits with this financial institution exceeded local regulatory insured limits by a total of $1,271,009 at September 30, 2025, representing a concentration of credit risk.

   Other Assets
   Other assets consist of cash held in the Company's flex-funding account at FINRA for filing fees and other FINRA-related charges. The Company may choose to withdraw funds from its flex-funding account due to various circumstances (e.g., renewal refund).

   Accounts Receivable - Parent
   Accounts receivable - parent is stated at its net realizable value representing the current balance.

   Accounts Payable - Parent
   Accounts payable - parent includes amounts owed to our parent company for various intercompany transactions, which are netted against related Accounts receivable - parent, and are settled on a monthly basis.

   Income Taxes
   The Company was formed as a single member limited liability company and as such is not itself subject to federal, state or local income taxes. The sole member, CP LLC, is responsible for the tax liability, if any, related to the Company's taxable income or loss.

   Use of Estimates
   The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recently Adopted Accounting Guidance

In November 2023, the Financial Accounting Standards Board ("FASB") issued an amendment to the existing segment reporting guidance. The amendment requires disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") by reportable segment and clarifies that single reportable segment entities are required to apply all existing segment disclosures in the guidance. The amendment was effective on October 1, 2024. See Note 5 – Segment Information.

3. **Related Party Transactions**

On March 5, 2013, the Company and CP LLC entered into a Service Level Agreement ("SLA") under which the Company shall be paid an annual service fee in the amount of all costs and expenses incurred by the Company in connection with the performance under the SLA, plus 15%.

On March 5, 2013, the Company and CP LLC also entered into a Services Agreement to establish terms and conditions under which the parties will allocate shared costs and expenses. CP LLC and the Company share the same office space, equipment, technology and supplies and the agreement allows CP LLC to provide office equipment and staffing for the Company's operations. For these services, the Company pays fees to CP LLC.

The net amount due from the Company under these arrangements amounted to $382,160 at September 30, 2025 and is included in accounts payable - parent on the accompanying statement of financial condition.

4. **Regulatory Requirements**

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. In addition, the Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company's net capital was $900,885, which was $859,543 in excess of its minimum requirement of $41,342. The ratio of aggregate indebtedness to net capital was 0.7 to 1.

5. **Segment Information**

The Company is engaged in a single line of business as a securities broker-dealer, focused on investment management and capital raising activities. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the performance of the business to determine which areas of the business need additional resources. Additionally, the CODM uses trends in assets under management ("AUM") and committed capital, which are not measures of profit and loss, to make operational decisions. The Company's operations constitute a single operating segment, and therefore, a single reporting segment, because the CODM manages business activities using information of the Company as a whole. Other items, including significant expenses, reported to the CODM include, and are limited to, those reported in the Company's primary financial statements. The Company derived 100% of its total revenues from a single customer in the year ended September 30, 2025.

6. **Subsequent Events**

On October 1, 2025, the Company and CP LLC amended the Service Level Agreement ("SLA") referenced in Note 3 to reduce the service fee markup from 15% to 5%. This change applies prospectively and has no impact on the financial statements for the year ended September 30, 2025.

Clarion Partners Securities, LLC
Notes to the Financial Statements
September 30, 2025

Management has evaluated subsequent events through November 24, 2025, the date the financial statements were available to be issued and determined that no other events require disclosure.